OPEN LETTER TO OPENTV SHAREHOLDERS	PAGE 1

November 11, 2009

Dear Fellow OpenTV Shareholders,

On October 26, 2009, Arcadia Capital Advisors, LLC, on behalf of its affiliated funds (“Arcadia” or “we”), issued an open letter to stockholders of OpenTV Corp (“OpenTV”, or the “Company”) which we released in response to Kudelski Group’s (“Kudelski”) Tender Offer on October 5, 2009 at $1.55 per share (“Initial Tender Offer”). We recommended that shareholders not tender their shares at the $1.55 price as we felt the offer failed to properly reflect the intrinsic value of OpenTV.

This letter serves to highlight meaningful developments which we believe further justify rejecting the present offer from Kudelski while encouraging them to make a higher, more equitable offer. These developments include RiskMetrics’s recommendation to shareholders issued on November 9, 2009, Kudelski’s revision to its tender offer filed on October 30, 2009 (“Revised Second Offer” or “Revised Tender Offer”), and OpenTV’s announcement of its third quarter earnings results on November 3, 2009. These developments can be summarized as follows:

1.	RiskMetrics recommends to NOT tender,
2.	Kudelski’s Revised Tender Offer reduces certain risks to shareholders who do not tender,
3.	OpenTV reported strong third quarter results, and
4.	Kudelski’s Revised Tender Offer removes financing conditions and suggests that Kudelski has the financing capacity to pay more than $1.55.

We believe all of these announcements have confirmed our view that OpenTV’s intrinsic value is substantially higher than $1.55, that Kudelski’s offer should be rejected, and that Kudelski will ultimately purchase 100% control at a higher price.

1) RiskMetrics recommends to NOT tender
RiskMetrics Group (“RMG”) formerly known as Institutional Shareholder Services, a leading independent M&A and proxy advisory firm, recommended in a 21-page in-depth report that shareholders NOT tender their shares to Kudelski. In RMG’s report, they clearly stated that “given the significant valuation gap, our concerns with potential conflicts of interest of board members, and the risk that Kudelski could undertake a “going dark transaction” if a large number of shareholders tender, we recommend that shareholders not tender their shares.” We agree with RMG’s recommendation and suggest that investors read RMG’s full report to understand the basis of their recommendation.

2) Revised Tender Offer reduces certain risks to shareholders who do not tender
Following Arcadia’s open letter to shareholders and as a result of numerous class action lawsuits, Kudelski entered into a settlement agreement with a class action group that resulted in Kudelski revising the Initial Tender Offer on October 30, 2009. The Revised Tender Offer removes several elements we believe made the initial $1.55 proposal somewhat coercive. We believe that the new language in the Revised Tender Offer reduces the risk that non-tendering shareholders will be offered a lower price in a squeeze-out redemption relative to what shareholders receive in the tender offer. Further, Kudelski has agreed to not de-list the stock for at least six months in the event that they are not able to effect the squeeze-out redemption. In addition, since Securities and Exchange Commission Rule 14e-5 prohibits buyers making public tenders from purchasing shares outside of their tender offer, we believe that Kudelski will find it difficult to de-list the stock before a full redemption is made.

3) OpenTV reported strong third quarter results
We believe that OpenTV’s most recent quarterly results go a long way in demonstrating that a higher offer is reasonable to request. OpenTV’s quarterly revenues increased by 18% while its quarterly EBITDA increased by 19% over the prior year. Moreover, the Company generated $4M in cash flow from operations, and has increased its cash balance to $114M from $103M at the end of FY2008.

OpenTV management made some very revealing comments on their November 3, 2009 earnings call that support the existence of a strong, solid business: “We [OpenTV management] announced last week that we had extended our partnership with BSkyB, a long standing and important OpenTV customer. We’re very excited that Sky has engaged us on a proof of concept around next generation Core 3 Middleware and we are currently working closely with the Sky teams in the U.K. on this program and see this engagement as a role model for some of our other key customers around the globe. In addition, Sky has agreed to license some of our intellectual

OPEN LETTER TO OPENTV SHAREHOLDERS	PAGE 2

property which is another important milestone for OpenTV because it validates the importance of our intellectual property portfolio in one of the most complex and competitive digital markets in the world.” OpenTV management goes on to state that “in Australia, Foxtel recently announced that they are launching the next generation platform later this month. The platform is developed in close collaboration with OpenTV and continues to be powered by OpenTV middleware.” Further, management stated that OpenTV renewed its agreement with EchoStar and said that it expected to expand its relationship with this customer in 2010. In fact, EchoStar recently reported on November 9, 2010 that they added 241,000 net subscribers in their third quarter, which is their highest number of net subscriber additions since the first quarter of 2007. EchoStar’s increase in subscribers is one of the highest among U.S. based Pay-TV operators in the past quarter, and we believe this development bodes well for future OpenTV revenues from this customer. We would expect any buyer, especially Kudelski, to fully appreciate that OpenTV is a valuable and growing asset that deserves a higher price subsequent to these strong financial results.

4) Kudelski’s Revised Tender Offer removes financing conditions and suggests that Kudelski has the financing capacity to pay more than $1.55
Kudelski recently announced that they have met all conditions necessary to move forward with their credit facility which provides for a total 180M which can be accessed in either Swiss Francs or US Dollars. In our view, Kudelski needs to purchase 93.4M shares to gain 100% control. This implies that Kudelski can pay significantly more to acquire the necessary shares to accomplish their objectives solely from their own credit facility. As RMG pointed out in their report, Kudelski will garner significant synergies from acquiring and consolidating OpenTV, enabling them to fund a higher purchase price. Finally, the increasing levels of OpenTV cash that Kudelski will ultimately acquire in the acquisition further serves to reduce acquisition, financing and operating risk sufficient to justify a higher offer.

Arcadia Strongly Urges All Shareholders Not to Tender Their Shares at $1.55
Arcadia is a value-oriented investment management firm that employs a long-term investment philosophy to our investment in OpenTV. While we believe that the Revised Tender Offer removes some of the strong armed language towards shareholders, the offer fails to improve on the economics. We agree with RiskMetrics that the offer falls short on multiple fronts and should be rejected.

For those shareholders that have already tendered your shares, we would like to point out that the tender offer provides you withdrawal rights that under certain circumstances allow you to withdraw some or all of your shares that you may have previously tendered prior to the revised expiration date. Please refer to the tender offer documents and consult your financial advisor if you choose to do so.

Arcadia believes that the combination of OpenTV and Kudelski is justified at a higher price
We think that Kudelski’s Revised Tender Offer is a step in the right direction. We believe, however, that Kudelski has the ability to reasonably finance an offer at a higher price – a price that is more equitable to all shareholders of OpenTV and one which will not put the combined businesses at any greater financial or operating risk.  While we believe there is a business benefit in combining the OpenTV and Kudelski operations, we respectfully request Kudelski improve its offer so that Arcadia and the rest of the OpenTV shareholders can support it.

Sincerely,

Richard S. Rofé, Managing Director
Arcadia Capital Advisors, LLC

DISCLAIMER
The analyses and conclusions of Arcadia contained in this letter are based on publicly available information. Arcadia recognizes that there may be confidential or otherwise non-public information in the possession of the companies discussed in this letter that could lead these companies or others to disagree with Arcadia’s conclusions.

The analyses provided may include certain statements, assumptions, estimates and projections prepared with respect to, among other things, the historical and anticipated operating performance of the companies. Such statements, assumptions, estimates, and projections reflect various assumptions by Arcadia concerning anticipated results that are inherently subject to significant economic, competitive, and other uncertainties and contingencies and have been included solely for illustrative purposes. No representations, express or implied, are made as to the accuracy or completeness of such statements, assumptions, estimates or projections or with respect to any other materials herein. Actual results may vary materially from the estimates and projected results contained herein. Arcadia disclaims any obligation to update this letter.

OPEN LETTER TO OPENTV SHAREHOLDERS	PAGE 3

Funds managed by Arcadia and its affiliates own OpenTV common stock. Arcadia manages funds that are in the business of actively trading - buying and selling - securities and other financial instruments. Arcadia has, and in the future may, change its investment position in OpenTV and possibly increase, decrease, dispose of, or change the form of its investment for any or no reason.

This letter should not be considered a recommendation to buy, sell, or hold any investment. In addition, this letter is neither an offer to purchase nor a solicitation of an offer to sell any securities of the companies. This letter is not a solicitation of proxies. Arcadia and its affiliates retain the right to vote on any matters relating to each or any of the companies discussed herein including, without limitation, for or against any transaction. Shareholders are advised to make their own decisions on whether to tender their shares in the Tender Offer based on all publicly available information.

Permission to use quotations from RiskMetrics Group’s report was neither sought nor obtained. Shareholders should contact RiskMetrics Group directly to obtain a copy of their November 9, 2009 report on OpenTV.